NOVEMBER 21, 2005

Ms. Amy Geddes
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0305

           Re: Gener8xion Entertainment, Inc.
               Letter of August 23, 2005
               Commission File Number: 000-15382

Dear Ms. Geddes:

The following is in response to the comment in your above referenced letter.

As you have recommended, we have amended the financial statements accordingly to reflect compensation expense of $184,800 as a part Matthew Crouch's employment agreement. We have valued the 6,160,000 shares of stock given to him at a fair market value of $0.03 per share. The amended financial statements were issued and filed November 18, 2005.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marilyn Beaubien
Chief Financial Officer